April 10, 2019

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

       Re: E-Home Household Service Holdings Ltd.
           Draft Registration Statement on Form F-1
           Submitted March 14, 2019
           CIK No. 0001769768

Dear Mr. Xie:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form F-1

Prospectus Summary, page 1

1. Disclose the basis for your statement that the company is "one of the leading household services companies in China."
2.     Please define the metric "registered members."
3. Please revise to definitively state whether the company intends to take advantage of the reduced reporting requirements allowed for Emerging Growth Companies. Wenshan Xie
E-Home Household Service Holdings Ltd
April 10, 2019
Page 2
Use of Proceeds, page 32

4. In light of the PRC regulatory restrictions imposed upon foreign investment in a PRC subsidiary by an offshore holding company, clarify whether the company intends on seeking government approval for investment in the operations of the VIEs, and if so, how much.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38

5. Highlight management's plans and reasons behind the expansion into "telecommunications-related businesses."
Corporate History and Structure, page 48

6. Please revise to clarify the reason or reasons for using the VIE structure for your business. State whether there was any reason why the VIE structure was required to accommodate your current business model or whether it was strictly due to your plans to engage in telecommunications-related business.
7. Identify the shareholders who control the equity ownership in your VIEs in the chart. In addition show their expected, post-offering ownership interest in the company.
Taxation
PRC Taxation, page 83

8. We note that the company will be dependent upon funds generated by its VIEs in China.
         Confirm that income generated by these VIEs is subject to a 25% tax rate and whether there is a possibility for double taxation on any funds then transferred to the company.
Underwriting, page 88

9. Please identify your lead underwriters in your next submission. Financial Statements, page F-1

10. Please include interim financial statements in your next amendment. The interim financial statements should cover at least the first 6 months of your fiscal year. FirstName LastNameWenshan Xie
11. Please provide condensed financial statements of the registrant, pursuant to 5-04 of
Comapany NameE-Home Household The financial statements should provide the information
       Regulation S-X, or advise us. Service Holdings Ltd
April 10, 2019 Page 2 of Regulation S-X.
       required by 12-04
FirstName LastName
 Wenshan Xie
FirstName LastNameWenshan Xie Ltd
E-Home Household Service Holdings
Comapany NameE-Home Household Service Holdings Ltd
April 10, 2019
April 3 2019 Page 3
Page 10,
FirstName LastName
General, page F-10

12. You disclose that you provide integrated household services through your WeChat platform. Please expand your disclosure to describe how you account for your software development costs, if material.
Note 2 - Significant Accounting Polices
Inventories, page F-11

13. We note your disclosure of your accounting polices for Inventories. As there is not a separate caption for inventories in the financial statements you have presented, please describe the nature of the inventories covered by the policy and where they appear in your financial statements, if material.
Revenue Recognition, page F-12

14. You disclose on page 54 that for both home appliance services and housekeeping services, you partner with service stores and/or individuals to deliver on-site services to your customers. We also note that as part of your installation and maintenance services, you may sell accessories. Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis. In addition, provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements. Recent Accounting Pronouncements, page F-16

15. On page F-16 you disclose that you have "adopted ASU 2014-09, and its related clarifying
         ASUs, during the year ended June 30, 2018." You further disclose that "There were no contracts existing prior to this date and therefor no cumulative effect adjustment was required." Please reconcile this disclosure with those found on page 43 and page F-13. In particular, we note that you have "adopted this standard on November 1, 2018 and are using a modified retrospective adoption approach." You also indicate that you are still finalizing your analysis of adopting Topic 606. To the extent you adopted ASC 606 during the year ended June 30, 2018, please revise to provide the disclosures specified in
         ASC 606-10-50-12 and 50-17.
Note 12 - Equity, page F-19

16. Please expand your disclosure to fully comply with 4-08(e) of Regulation S-X, including the requirements of 4-08(e)(3) with respect to your PRC based subsidiaries and VIEs.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Wenshan Xie
E-Home Household Service Holdings Ltd
April 10, 2019
Page 4
      present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon
      Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our
      Business Startups Act by any broker or dealer that is participating or will participate in your offering.
18. We note references to third-party information throughout the prospectus, including, but not limited to, references to Zhiyan Consulting. Please provide us with marked copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3794 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                            Sincerely,
FirstName LastNameWenshan Xie
                                                   Division of Corporation
Finance
Comapany NameE-Home Household Service Holdings Ltd
                                                   Office of Telecommunications
April 10, 2019 Page 4
cc:       Kevin Sun, Esq.
FirstName LastName